DAVID M. BOVI, P.A.                        The Comeau Building
David M. Bovi                              319  Clematis Street, Suite 700
Counselor At Law                           West Palm Beach, FL 33401
L.L.M. Securities Regulation

Phone  (561) 655-0665                      dmbpa@bellsouth.net
Fax    (561) 655-0693



July 29, 2005




U.S. Securities and Exchange Commission
450 5th Street, N.W.
Division of Corporate Finance
Mail Stop 4-9
Washington, DC 20549

Attn:  Ms. Karen Garnett
       Mr. Owen Pinkerton

VIA:   EDGAR AND FEDERAL EXPRESS

Re:    IPI Fundraising, Inc. Amendment No. 2 to Registration
       Statement on Form S-4
       SEC File No. 333-122696


Dear Ms. Garnett and Mr. Pinkerton:

     On behalf of IPI Fundraising, Inc., enclosed please find:

     1. Responses to each comment contained in your letter of May 6, 2005 regarding IPI Fundraising.
     2. Amendment No. 2 to IPI Fundraising's Registration Statement on Form S-4 initially filed on February 10, 2005.
     3. Amendment No. 2 to IPI Fundraising's Registration Statement on Form S-4 marked to show changes. The BF Acquisition Group III, Inc. & Subsidiary financial statements for March 31, 2005 and September 30, 2004 (unaudited), the Imprints Plus financial statements for March 31, 2005 and September 30, 2004 (unaudited), the IPI Fundraising, Inc. Unaudited Pro Forma Consolidated Financial Statements, and the tax opinion of Connolly Bove Lodge & Hutz LLP were replaced in their entirety.
     4.   Two supplemental Imprints Plus private offering memorandums
          Re: Comment Number 2 (via Federal Express only).

General
-------

1.   We  have  reviewed your response to Comment No. 3  from  our previous comment letter. Item 19(a)(7) of Form S-4 is not limited to compensation paid by the surviving corporation to officers and directors of the surviving corporation. In light of the fact that all of the entities that will be merged into IPI Fundraising are entities under common control and the fact that IPI Fundraising is a newly-created entity formed solely in order to effect the proposed merger, we believe that executive compensation paid to each of the officers or directors by any of Imprints Plus, FundraisingDirect.com of BF Acquisition is appropriate disclosure. Please revise accordingly.

     Response: With  respect  to IPI Fundraising,  we  moved  the executive compensation table from page 74 to  page
               58. With respect to Imprints Plus, please see the newly inserted executive compensation table on page 63. During the past three years, no executive officer or director of either BF Acquisition Group or FundraisingDirect received any type of salary or other compensation from those respective companies in connection with their respective positions. Please see statements to that effect on pages 68 and 70.

2. We note your representation that the basic terms of the proposed merger were first articulated to shareholders of Imprints Plus in the private offering memorandum used in connection with the 2004 private offerings of common stock. Supplementally, please provide us with a copy of the private offering memorandums given to purchasers in the private offerings.

     Response: We  have included two copies of the Imprints  Plus private offering memorandum dated May 5, 2004, which was utilized for both 2004 private offerings. We refer you to pages 7, 8, 13, 20-21, 31, 35, and 36 of the offering memorandum.

3. We note your response to prior comment 4, which identifies the signatories to the stockholder consents. It is not clear, however, whether there were other stockholders of these entities who received a solicitation of consent to the merger. Please provide a more detailed description of how you conducted the private placement, including how the private offering memorandums were distributed. Also provide a more detailed description of how you solicited shareholder consents. Finally, please tell us the exemption from registration under the Securities Act that you relied upon in connection with the consent solicitation.

     Response: Other  than  those stockholders described  in  our response to prior comment 4, no other stockholders of any of BF Acquisition Group, FundraisingDirect or Imprints Plus, Inc. received a solicitation of consent to the merger. No other persons were required to be solicited since the signatories to the stockholder consents controlled a majority of the voting securities. Section 4(2) of the Securities Act was relied upon in connection with the consent solicitation. At the direction of counsel, the largest shareholders of each of BF

               Acquisition Group, FundraisingDirect or Imprints Plus, Inc., who were also effectively the engineers of the merger transaction, were contacted regarding their execution of the respective stockholder consents. These persons are Justin and Diane DiNorscia, Angelo DiNorscia (Justin and Diane's son, who is also employed by Imprints Plus and FundraisingDirect), Dan Caputo, Jr. (Imprint Plus' interim Chief Financial Officer and FundraisingDirect's accountant and financial advisor), William R. Colucci (consultant to each of these companies, including consulting on the merger transaction) and David M. Bovi (counsel to each of these companies on the merger transaction). No other persons were solicited.

               With respect to how Imprints Plus conducted its private placement, Imprints Plus relied on Rule 504 of the Securities Act. Private offering memorandums were distributed by Imprints Plus to suitable social and business contacts of Imprints Plus' officers, directors and agents in states where compliance with local blue-sky laws had been accomplished. No commissions or placement fees were paid to any person who sold units. Imprints Plus did not engage in any type of general solicitation with respect to the sale of the units. Offerees were invited to meet with representatives of Imprints Plus to make an independent investigation and verification of the matters disclosed in the offering documents. We have included two copies of the Imprints Plus private offering memorandum in response to comment 2.

Cover Page
----------

4. We have reviewed your revisions in response to Comment No. 5 from our previous comment letter. Please limit the disclosure found on the cover page to information called for by Item 501(b) of Regulation S-B as well as information that is key to an investment decision.

     Response:  We revised accordingly. Please see revised  cover page.

5.   We  re-issue Comment No. 6 from our previous comment letter.
     Item 501(a)(5) of Regulation S-B requires that the cross-reference to the "Risk Factors" section of the prospectus be highlighted by prominent type or in another manner. Please revise to highlight the cross-reference using bold or italicized type. Placing the cross-reference in all capital letters impedes the readability rather than enhancing it.

     Response: We revised accordingly. Please see revised bold and italicized cross reference to the Risk Factors section.

6. We re-issue Comment No. 7 from our previous comment letter. We are unable to locate disclosure regarding the number of common and preferred shares being registered by the Form S-4 on the cover page of the prospectus. It appears that you revised the facing page of the registration statement to include this information. You are also required to include this information on the prospectus cover page. See Item 501(a)(2) of Regulation S-B.

      Response: We revised accordingly. Please see revised cover page.

Summary
-------

     IPI  Fundraising Common Stock is Freely Transferable by Non-
     ------------------------------------------------------------
     Affiliates, page 16
     -------------------

7. Please briefly describe the Sales Restriction Agreements referenced under this heading.

     Response: We revised accordingly. Please see the brief description of the Sales Restriction Agreements on page 16.

     Imprints' Plus Reasons for the Merger, page 18
     ----------------------------------------------

8. We note the strategic relationship that Imprints Plus and FundraisingDirect.com had prior to the proposed merger and the fact that customers of FundraisingDirect.com typically ended up being customers of Imprints Plus. In light of these facts, it is not clear how the consolidation of these entities will result in the "increase in sales derived from access to FundraisingDirect's previously developed but under-utilized extensive database of potential customers." Considering that Mr. DiNorscia controlled both entities and the interactive nature of the relationship between these two entities, it is not clear why Imprints Plus would not have had access to or benefited from this database. Please revise or advise.

     Response: The  appeal  of FundraisingDirect has always  been that organizations, on average, would receive an extra 10 to 16% profit over traditional fundraising companies, such as Imprints Plus, because by going direct, there was no middleman sales representative to pay commissions to. This has always attracted a lot of interest; but unfortunately for FundraisingDirect, most organizations are more secure working with a local company or local representative. The FundraisingDirect database was always kept separate from Imprints Plus' operations to avoid the conflict that Imprints Plus' Independent Sales Representatives would feel that Imprints Plus was allowing FundraisingDirect to compete with the Independent Sales Representatives for sales. The merger opens up the database of both companies and now enables the information from both companies to be shared; and the extensive responses on the FundraisingDirect website will now provide our local representatives lists of organizations in their areas that seek fundraising ideas and allow them to directly contact those leads. This should result in an increased volume of sales for the combined company for the traditional fundraising operations.

9. We refer to the bullet point that projects profits going forward based on the fact that "FundraisingDirect will no longer be separately charged for products and services." It is not clear what this statement means. If this implies that certain charges were borne by both Imprints Plus and FundraisingDirect in connection with its sales, please revise to better explain what costs were duplicative.

     Response: Imprints  Plus currently charges FundraisingDirect outside distributor prices on all products it purchases from Imprints Plus. As a result, FundraisingDirect has a lower gross profit on all goods sold compared to the higher gross profit of Imprints Plus. Future earnings prospects will be stronger on a combined basis since Imprints Plus will no longer separately charge FundraisingDirect outsider distributor prices for products and services, which, as a result, will generate a higher profit base for the Internet division of IPI Fundraising. This does not imply that there were any duplicate charges in connection with the sales of either company. Please see revisions to this bullet point on page 18.

Risk Factors
------------

     Imprints  Plus' and FundraisingDirect's quarterly  operating
     ------------------------------------------------------------
     results  may  fluctuate significantly in  the  future  as  a
     ------------------------------------------------------------
     result of a variety of factors, many of which are outside of
     ------------------------------------------------------------
     its control, page 24
     --------------------

10. A number of the bullet points under this heading appear to be items that are not outside of the control of IPI Fundraising. For example, pricing structures, the ability to enter into agreements, the timing of its marketing efforts and expansion costs all appear to be largely within the control of IPI. Please revise to remove the implication that these specific risks are outside of the company's control.

     Response: We deleted the bullet points that are within the control of IPI. Please see page 24.

     Imprints   Plus'  inability  to  continue  to   successfully
     ------------------------------------------------------------
     implement  their newly adopted "Ship to the Seller"  program
     ------------------------------------------------------------
     could negatively affect their future revenues, page 25
     ------------------------------------------------------

11. We note the last sentence in the risk factor that refers to the possibility that higher oil prices could lead to increases in shipping costs. Please revise to indicate whether higher oil prices have had this effect and include a discussion in MD&A relating to the fact that your "Ship to the Seller" program is susceptible to higher oil prices, including a discussion of what effects have occurred as a result of higher oil prices.

     Response: We  revised  the risk factor and MD&A accordingly.
               The increases in oil prices have not had an adverse effect on Imprints Plus' operating income during this period. Please see pages 25 and 64.

12. We have reviewed your response to Comment No. 24 from our previous comment letter. Supplementally, please clarify your statement that the unaffiliated partner who is 50 percent owner of the property has "the same or a similar arrangement with each tenant in the industrial park that it has with the DiNorscia's."

For example, does this arrangement include how the rent is calculated? Our original comment asked how the rental amounts were considered to be at fair market value. Please advise.

     Response: Imprint Plus' rent is calculated based upon comparable warehouse and office space rates in the immediate Newark, Delaware area.

     Background of the Merger, page 30
     ---------------------------------

13. We note your statement that Mr. DiNorscia was a member of and controlled each of the boards of directors of the companies that are parties to the merger agreement. It appears that there were three directors of BF Acquisition at the time that it considered the merger proposal, so it is not clear how he controlled the Board of Directors. Please clarify whether the statement regarding "control" refers to voting control of the securities or whether it refers to control of the Board's proceedings.

     Response: The statement regarding "control" refers to voting control of the securities. Please see revisions on page 31.

     Imprints  Plus'  Reasons  for the  Merger;  Actions  of  the
     ------------------------------------------------------------
     Imprints Plus Board of Directors and Stockholders, page 31
     ----------------------------------------------------------

14. We note your response to prior comment 31. Please further revise to clarify why the factors you have listed caused the board not to engage in independent financial advisor. For example, did the board conclude that a fairness opinion was not necessary or in the best interests of shareholders? Provide similar clarification relating to the BF Acquisition and FundraisingDirect boards.

     Response: We revised these sections accordingly. Please see pages 31 and 33.

15. Please expand the first bullet point under this heading to describe in more detail how the merger is an integral part of Imprints Plus' and FundraisingDirect's financial, marketing, growth and capital raising plans. The discussion of the two-step reorganization plan, which you cross-reference, does not clearly describe this factor.

     Response: The merger is the requisite second step of the two-step reorganization plan that was implemented as part of the Imprints Plus' and FundraisingDirect's financial, marketing, growth and capital raising plans. Please see pages 32 and 33.

16.       Please expand the third bullet point to explain in more
detail how the IPI Fundraising/Imprints Plus exchange ratio is an
integral   part   of   Imprints  Plus'  and   FundraisingDirect's
previously contemplated overall merger structure.

      Response: We revised accordingly, please see pages 32 and 33.

17. We have reviewed your response to Comment No. 35 from our previous comment letter and your reference to the bullet point that discusses the dilution to existing holders of Imprints Plus common stock as a result of the exchange ratios. Please expand your disclosure under this bullet point to quantify the dilution to holders of Imprints Plus common stock as a result of the exchange ratios.

     Response: We revised accordingly, please see page 32.

The Merger
----------

     "Substantially all" test, page 40
     ---------------------------------

18. We refer to the statement, "In our view, if no controlling shareholder of any constituent corporation elects to dissent, the merger will qualify as a merger." It is not clear whether this statement comes from the company or tax counsel. Please revise to indicate this. In addition, if the company is making this statement, it appears that it is making a legal conclusion that it is not qualified to make. Such a statement should be based upon advice from counsel and should be included in the consent filed by counsel. Please revise or advise.

     Response: We revised accordingly, please see page 40.

     Continuity of interest, page 40
     -------------------------------

19. Please revise your disclosure to include a discussion of how the proposed merger meets the "continuity of interest" requirement.

     Response: We revised accordingly, please see page 41.

     Terms of the Merger Agreement Exchange Ratios
     ---------------------------------------------

20. We note your statement that the exchange ratios were based, in part, on "Imprints Plus' fiscal year end gross sales compared to FundraisingDirect's fiscal year end gross sales." Please expand your disclosure to discuss how this affected the exchange ratios. In connection with this, we note your disclosure elsewhere that the exchange ratios were largely set in place when the private offerings of Imprints Plus common stock were made. If adjustments were made to the exchange ratios as described in the private offering memorandums as a result of fiscal year end gross sales of Imprints Plus and FundraisingDirect, please discuss this. If no adjustments were made, please advise us as to how the gross sales affected the exchange ratios.

     Response: The references to Imprints Plus' fiscal year end gross sales compared to FundraisingDirect's fiscal year end gross sales were with respect to 2003, which were the then current year end sales numbers that the parties had in early 2004, when the two-step reorganization plan was implemented. Please see revised discussion on page 50.

21. Please provide a more detailed discussion of the reorganization transaction between BF Acquisition and FundraisingDirect. Clarify how the consideration in this phase of the reorganization affected the exchange ratios in the second step.

     Response: Both steps of the overall two step reorganization plan were predetermined prior to the implementation of the first step of the plan. The exchange ratio with respect to the first step was determined by BF Acquisition Group's value, as a company that reports to the SEC, to the two step plan of reorganization. Please see revised discussion on page 50.

     Security Ownership of Certain Beneficial Owners, page 61
     --------------------------------------------------------

22. We note your response to prior comment 51. Until the petition for divorce has been granted, it appears that the same beneficial ownership should be attributed to both Mr. and Mrs. DiNorscia. Please revise the ownership table and include footnote disclosure that explains the pending divorce and other circumstances outlined in your response letter.

     Response:       We  revised all of the applicable  ownership
               tables in the registration statement. Please see pages 35, 62, 63, and 67. We also made revisions to certain stock ownership discussions with respect to Universal Capital Management and BF Acquisition Group IV since these two companies recently merged. Please see pages 35, 48 and 80.

     Management's Discussion and Analysis of Financial  Condition
     ------------------------------------------------------------
     and Results of Operations, page 64
     ----------------------------------

23. We have read and considered your response to our previous comment No. 54. In SEC Financial Reporting Release 35, the SEC states that transition reports must include prior year information comparable to the transition period. Comparable year information may be un-audited and all information required under Items 303 of Regulation S-K must be provided in the transition report. As a result, please revise MD&A to provide a discussion of changes in results of operations between the nine months ended September 30, 2004 and the comparable period in 2003.

      Response: We revised accordingly. Please see pages 64 and 72.

24. We have reviewed your revisions in response to Comment No. 55 from our previous comment letter, and we re-issue the comment. Your revisions discuss the reduction in the sales represented by your traditional sales method and the increase in sales under the "Ship to the Seller" program but does not address the reasons why the aggregate revenues decreased and net losses increased. Please revise to discuss the factors that contributed to these material changes.

     Response: It  took  Imprints Plus approximately one year  to implement the expansion of its national Independent Sales Representative force to support the Ship to the Seller program, and the significant costs involved with developing this sales force, which includes advertisements, interviews, travel, training, acquiring and developing additional computer software and increased in-house staffing has contributed to this net loss. Imprints Plus expects the revenues derived from its national sales force expansion and the Ship to the Seller program to continue to increase and to result in an increase in net income during the first quarter of 2006. Please see page 64.

25. We note that, in response to Comment No. 57 from our previous comment letter, you deleted the "cumulative effect of a change in accounting principals" as a factor that contributed to the increase in net losses of Imprints Plus. Please revise to include a more robust discussion of the factors that did contribute to the increase in losses. We further note that, even after adding back the results from the fourth quarter, the company experienced increased net losses.

     Response: It  took  Imprints Plus approximately one year  to implement the expansion of its national Independent Sales Representative force to support the Ship to the Seller program, and the significant costs involved with developing this sales force, which includes advertisements, interviews, travel, training, acquiring and developing additional computer software and increased in-house staffing has contributed to this net loss. Imprints Plus expects the revenues derived from its national sales force expansion and the Ship to the Seller program to continue to increase and to result in an increase in net income during the first quarter of 2006. Please see page 64.

     Significant trends, development and uncertainties, page 66
     ----------------------------------------------------------

26. We refer to the introductory sentence under this heading which states that, "Imprints Plus has seen continued growth in all segments of its industry." Please identify the segments within its industry and provide a basis for the statement that all segments have experienced continued growth. Also, please clarify whether the statement refers to Imprints Plus's results or the state of the industry in which Imprints Plus operates.

     Response: We deleted that introductory sentence and the sentence immediately following it. Please see page
               66.

     Results of Operations, page 72
     ------------------------------

27.       We  have reviewed your revisions in response to Comment
No. 65 from our previous comment letter. Please revise your disclosure to quantify the amount of the vendor's rebate.

     Response: The  amount  of  the vendor's rebate  was  $3,859.
               Please see page 72.

     Forward-Looking Information, page 81
     ------------------------------------

28. We refer to your statement that, "neither their management nor any other persons assumes responsibility for the accuracy and completeness of such statements." It is not appropriate for the company or its management to disclaim responsibility for statements contained in the prospectus. Please revise to remove this statement.

     Response: We revised accordingly. Please see page 81.

     Financial Statements General
     ----------------------------

29.      Continue to monitor the updating requirements of Rule 3-
12 of Regulation S-X.

     Response: Financial  Statements were updated  to  March  31,
               2005 in accordance with Rule 3-12 of Regulation S-
               X.

     Pro Forma Financial Data
     ------------------------

30. Your response to comment 67 does not fully address our request for supplemental explanation relating to the reporting of the merger. Describe the reasons supporting the presentation of the merger through pro forma financial statements, as opposed to restatement of the historical financial statements. Explain how you considered the procedural guidance in paragraphs D16 through D17 of SFAS 141. Also, with respect to the historical financial statements presented here and elsewhere in the filing, explain your basis under GAAP for including separate financial statements for each entity, as opposed to combined financial statements. Refer to paragraphs 22 and 23 of ARB 5l.

     Response:        IPI   Fundraising  had  previously   stated
               supplementally that the merger of BF Acquisition Group and Imprints Plus is a transaction to be accounted for as merger of commonly-controlled companies. Also, as previously stated supplementally that the method many entities have used to account for those transactions is similar to the pooling of interest. Upon the effective date of the merger, the financial statements presented for IPI Fundraising will include the historical financial statements of BF Acquisition Group and Imprints Plus for all periods presented in accordance with D16 and D17 of SFAS 141. The pro forma balance sheet at December 31, 2004 combines the historical financial statements of the commonly-controlled companies and the pro forma statement of operations for the three months ended December 31, 2004 and nine months ended September 30, 2004 combines the historical results of operations for those periods in accordance with D16 and D17 of SFAS 141. IPI Fundraising has revised the last two sentences in the first paragraph under the heading Pro Forma Financial Data to read as follows:

                    The merger of commonly-controlled companies will be accounted for similar to the pooling of interest method in that the historical financial statements of the commonly-controlled companies have been combined for all periods presented. Please see page F-4.

               Additionally,   the  narrative  portion   of   the
               registration statement has been revised. Please see pages 20, 21 and 24.

               Paragraph 22 of ARB 51 states that there are circumstances where combined financial statements of commonly-controlled companies are likely to be more meaningful than their separate statements. Although Imprints Plus and Fundraising Direct are commonly controlled companies, separate financial statements are presented because of the timing of
               the   two-step   plan   of   reorganization.    BF
               Acquisition Group and Fundraising Direct merged on
               August   31,   2004  which  share   exchange   was
               considered   to   be  a  capital  transaction   in
               substance,  rather  than a  business  combination.
               However,   the   merger  agreement   between   IPI
               Fundraising, BF Acquisition and Imprints Plus will be completed upon the effective date of the Form S-4.

      Note  1 -Summary of Significant Accounting Policies Revenue
      -----------------------------------------------------------
      Recognition
      -----------

31. We have reviewed your response to comment 70. Please expand the revenue recognition policy disclosures for both BF
Acquisition Group III, Inc. and Imprints Plus, Inc. to disclose the major terms of your revenue generating arrangements and how revenue is recorded in accordance to SAB 104 and EITF 99-19.

     Response: We revised accordingly, please see pages F-12,  F-
20, F-32, F-43.

               The Registrant has basic fundraising agreements based on the product lines and types of organizations, which include frozen products, magazines, granola together with the school and ship to the seller program. Certain agreements may require a minimum order. Generally the selling price is fixed, but could be subject to change, payment is due at time the order is submitted, and delivery is generally scheduled for 3 - 4 weeks after receiving the orders and is shipped directly to the organizations' address for distribution, except for the ship to seller program which is shipped directly to the seller's address within 4 - 6 weeks after receiving the order.

               Payments   received  are  recorded   as   deferred
               revenue.   Revenue is recognized when the  product
               is shipped.

               The  revenue  recognition policy is in  accordance
               with   SAB   104  since  it  meets  the  following
               criteria:
               *    Persuasive evidence of an arrangement exists
               * Delivery has occurred or services have been rendered
               * The seller's price to the buyer is fixed and determinable, and
               *    Collectibility is reasonably assumed

               Except for one customer, revenue is reported gross in accordance with EITF 99-19 since the Registrant acts as principal in the transaction, takes title to the products and has risks and rewards of ownership. The indicators of gross revenue reporting by the Registrant are as follows:

               * The company is the primary obligor in the arrangement
               *    The company has general inventory risk
               *    The company has latitude in establishing price
               *    The company has discretion in supplier selection
               *    The Company has physical loss inventory risk

               However, there was one customer arrangement in which Fundraising Direct.com acted as agent and was reported on a net basis. The revenue reported on the net basis was as follows:

               Year ended December 31, 2002       $17,484
               Year ended December 31, 2003       $12,019

Part II

     Undertakings, page 85
     ---------------------

32. We have reviewed your response to Comment No. 75 from our previous comment letter. Because the undertakings in Item 512(g) of Regulation S-K relate specifically to registration statements on Form S-4, we continue to believe that inclusion of those undertakings is appropriate. Please revise as previously requested.

     Response: We revised accordingly to include the undertakings in Item 512(g) of Regulation S-K, please see page
               86.

     Tax Opinion
     -----------

33. We note that the tax opinion filed with the registration statement appears as Exhibit D to the Agreement and Plan of Merger, which is included in the prospectus/information statement as Annex A. We also note that you have not filed a tax opinion as an exhibit to the registration statement, as required by Item 601(b)(8) of Regulation S-B. Supplementally, please tell us whether the tax opinion you will file as Exhibit 8.1 to the registration statement is the same as the opinion filed as Exhibit D to Annex A. We have raised additional comments on the Annex A tax opinion, assuming that you will file the same opinion as Exhibit 8.1 to the registration statement. Please advise us if that is not the case.

     Response: We included the tax opinion as Exhibit 8.1 to the registration statement, which is the same as the opinion filed as Exhibit D to Annex A. Please see page 86.

34. We note that counsel refers to the "documents enumerated in our opinion" and includes the term, "Documents" which is not defined in the tax opinion. We are unable to locate any discussion of the specific documents that counsel examined in connection with the opinion, except for a Certificate supplied by each of the constituent corporations. Please have counsel revise to indicate which documents it examined in connection with the tax opinion.

     Response: Tax   Counsel   has  identified   the   referenced
               documents by name. Please see revised tax opinion.

35. We refer to item 4 under the discussion of the Certificates provided by each of the constituent corporations. It appears that tax counsel is relying upon a statement from management indicating that management believes that it will comply with the "continuity of interest" test. Since the "continuity of interest" test is a legal standard and one of the fundamental bases upon which determination of whether the merger will be tax-free, it is not appropriate for tax counsel to rely on management's assessment of whether each company will comply with this test. Please have tax counsel remove this statement.

     Response: Tax Counsel has advised us that their opinion does not rely upon a representation "from management indicating that management believes that it will comply with the `continuity of interest' test." Rather, they are relying on a specific "factual representation" that there is no intention or reasonable likelihood of events that would cause a significant turnover in stock ownership. These are matters over which tax counsel has no control and no direct knowledge, and would not be evidenced in any of the documents. Tax Counsel must rely upon a representation from someone with actual knowledge of the corporations and their internal dynamics, particularly as they relate to the shareholders' intentions.

36. We note your response to prior comment 79. We would not object to counsel relying on the companies' financial statements; however, we continue to believe that counsel must opine on any legal matters that are crucial to determining the status of the merger under Section 368 of the Internal Revenue Code. Please provide a revised opinion that omits this statement from the Certificate.

     Response: Tax  Counsel has advised us that they have revised former item 9, so that the three factual representations are separated and identified in particular, namely that none of the corporations is a regulated investment company or REIT (a factual representation), that none is comprised predominantly of stock or other securities (again a fact on which tax counsel must rely) and that 80 percent of the assets are not held for investment (a fact which in turn depends upon the intentions of the corporation, for which tax counsel must rely on a certificate). The former version was so submitted simply for the purposes of a reader's convenience. The current version is revised so that it does not appear as if tax counsel is assuming a legal conclusion. For the same reason, former item 10, which is now item 12, is revised to make reference to specific facts regarding bankruptcy or receivership, specific factual matters with respect to which representations are needed. Please see revised tax opinion.

37. We note that tax counsel assumes "the due authorization, due formation or due creation, as the case may be, and valid existence in good standing of each party." It's not clear why this information would not be included in the Officer's Certificate provided by each of the companies and why counsel would need to assume the information in order to offer its tax opinion. Please advise.

     Response: Tax Counsel has removed assumptions with respect to the "due organization, due formation or due creation ... and valid existence in good standing of each party to the documents." Please see revised tax opinion.

38. The assumptions regarding due authorization, execution and delivery and the valid and binding nature of the agreements appear to be legal conclusions that are critical to counsel's opinion. Please provide a revised opinion that omits these assumptions, or tell us why you believe they are appropriate.

     Response: Tax Counsel has advised us that since they will not be present at closing, nor were they present when the closing documents were executed, nor when corporate actions and other steps were taken which are the underpinning of the authenticity of these documents for purposes of state law, that they must assume their due authorization, execution and delivery, since as special tax counsel, they cannot vouch for them.

39. Please ensure that the opinions expressed in counsel's letter are consistent with the disclosure on page 39 of the prospectus, which describes counsel's opinion. Currently, the disclosure suggests that counsel is opining on matters that are not addressed in the opinion letter. Similarly, please provide a revised opinion that specifically references the applicable sections of the Internal Revenue Code.

     Response: Please see revised tax opinion.

40. We note your response to prior comment 80. Tax counsel's position does not relieve you of the requirement to provide a tax opinion as an exhibit to the registration statement, and shareholders receiving the prospectus must be able to rely on that opinion. Please provide a tax opinion that omits the limitation on reliance.

     Response: Tax   Counsel  has  removed  the  restriction   on
               reliance   by  future  shareholders.  Please   see
               revised tax opinion.

Sincerely,

/s/David M. Bovi

David M. Bovi

enc.